SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on December 1, 2014, drawn up in summary form.

1.            Date, time and venue: On December 1, 2014, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants: Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, José Heitor Attilio Gracioso, Vicente Falconi Campos, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.    Capital Increase – Stock Option. In view of the exercise of some stock options granted in accordance with the Company’s stock option program, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of Law No. 6,404/76, as amended, a capital increase in the total amount of R$ 18,968,607.98, upon issuance of 2,296,939 new common shares, at the issuance price of R$ 8.258211 per share, by capitalization of the Share-Based Payment Reserve, without preemptive rights, pursuant to paragraph 3 of section 171 of Law No. 6,404/76 and the rules established under the Stock Option Plan of the Company currently in force.  The newly issued shares deriving from the referred capital increase shall grant its holders the same rights and benefits that may be declared from time to time as the currently Company’s outstanding shares. Therefore, the Company’s capital is changed to R$ 57,575,213,777.73, divided into 15,711,394,535 common shares, without pair value.

4.2.         Nomination of People and Management Executive Officer. According to Section 21, letter d) of the Company’s Bylaws, to approve, effective as of January 1, 2015, the replacement of the current People and Management Executive Officer, Mr. Sandro de Oliveira Bassili, by Mr. Fabio Vieira Kapitanovas, Brazilian, Engineer, married, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor, bearer of the ID 20.074.992 - SSP/SP and enrolled with the CPF under No. 291.079.138-69. The new executive officer will be sworn into his respective position on January 1, 2015, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers, and the term of his mandate shall expire on July 31, 2016.

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4.3.         New Board of Executive Officers Composition as of January 1, 2015.  In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of January 1st, 2015: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Nelson José Jamel, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer” (iv) Mr. Alexandre Médicis da Silveira, as “Sales Executive Officer”; (v) Mr. Marcel Martins Régis, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Vinícius Guimarães Barbosa, as “Logistics Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Mr. Pedro Henrique de Sá Earp, as “Marketing Executive Officer”; and (x) Mr. Ricardo Rittes de Oliveira Silva as “Shared Services and Information Technology Executive Officer”.

5.        Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, December 1, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Luis Felipe Pedreira Dutra Leite	/s/ José Heitor Attilio Gracioso

/s/ Vicente Falconi Campos	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer